UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
ION MEDIA NETWORKS, INC.
(Name of Subject Company (Issuer))
ION MEDIA NETWORKS, INC.
(Name of Filing Person (Issuer))
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK
(Title of Class of Securities)
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK (CUSIP No. 46205A400)
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK (CUSIP Nos. 46205A301 and 46205A202)
(CUSIP Number of Class of Securities)
Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications Behalf of Filing Person)
With a copy to:
David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
(561) 833-2000

CALCULATION OF FILING FEE

Transaction Value (1)	Filing Fee (2)
$831.6 million	$25,531

(1)	Estimated pursuant to Rule 457(f)(2) based on the book value of the shares of the Company’s 13 1/4% Preferred Stock and 9 3/4% Preferred Stock that may be received by the Company in the Exchange Offer.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $30.70 for each $1,000,000.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $25,531
Form or Registration No.: SC TO-I
Filing Party: ION Media Networks, Inc.
Date Filed: June 8, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 4 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed on June 8, 2007 by ION Media Networks, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) its newly issued 11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013 (the “Series A Notes”) and, depending on the participation levels in the Exchange Offer, either its newly issued 12% Series A-1 Mandatorily Convertible Preferred Stock due 2013 (the “Series A-1 Convertible Preferred Stock”) or its newly issued 12% Series B Mandatorily Convertible Preferred Stock due 2013 (the “12% Series B Convertible Preferred Stock”) for any and all of its outstanding shares of 13 1/4% Cumulative Junior Exchangeable Preferred Stock (currently accruing dividends at the rate of 14 1/4%) (the “14 1/4% Preferred Stock”) and any and all of its 9 3/4% Series A Convertible Preferred Stock (the “9 3/4% Preferred Stock,” and together with the 14 1/4% Preferred Stock, the “Old Stock”) validly tendered and accepted.
     The Exchange Offer is made upon the terms and subject to the conditions described in the offer to exchange and consent solicitation dated June 8, 2007 (as may be supplemented or amended from time to time, the “Offer to Exchange”) and the related Letter of Transmittal and Consent previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(i)(iii). The information in the Offer to Exchange, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Exchange.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented as follows:
(i) The charts on pages 7 — 9 of the Offer to Exchange are hereby supplemented by adding the following footnote to the “Senior Preferred Stock” box:
“The 14 1/4 Preferred Stock ranks senior to the 9 3/4% Preferred Stock.”
(ii) The information under the caption “Terms of the Exchange Offer and Consent Solicitation” on pages 83 — 86 of the Offer to Exchange is hereby supplemented by adding the following paragraph to be included as the fourth full paragraph on page 84:
“The consummation of the transactions contemplated by the Master Transaction Agreement will result in a change of control of our company for purposes of the existing certificates of designation governing the Senior Preferred Stock. These certificates of designation provide for us to make an offer to repurchase the Senior Preferred Stock, following the occurrence of a change of control, at a price of 101% (100% in the case of the 9 3/4% Preferred Stock) of the aggregate liquidation preference plus accrued and unpaid dividends. The approval of the Proposed Amendments would eliminate the provision for us to make an offer to repurchase the Senior Preferred Stock following a change of control. Whether or not the Proposed Amendments are approved, we do not intend to make an offer to repurchase the Senior Preferred Stock following a change of control that occurs in connection with the transactions contemplated by the Master Transaction Agreement. As we have previously disclosed, we do not presently have, and we do not anticipate having at any time in the foreseeable future, sufficient financial resources to redeem the Senior Preferred Stock pursuant to its terms. The terms of our outstanding debt limit the amount of these securities that we are permitted to redeem. The existing certificates of designation of the Senior Preferred Stock provide that the sole and exclusive remedy of the holders for our failure to make any required change of control purchase offer is the right, with each series voting separately as one class, to elect two directors to our Board. As a result of our failure to redeem the Senior Preferred Stock at the scheduled mandatory redemption dates, the holders of each series of the Senior Preferred Stock have already exercised this right, having elected a total of four directors to our Board, effective April 2, 2007.
(iii) The last paragraph under the caption “Conditions of the Exchange Offer” on pages 86-87 of the Offer to Exchange is hereby amended and restated as follows:
     “We and CIG will, in our reasonable judgment, jointly determine whether any Exchange Offer conditions exist and whether any such conditions should be waived. If we determine not to waive an Exchange Offer condition, and CIG determines that no such condition exists or that such condition should be waived:
•	the Exchange Offer will expire;

•	no shares of Senior Preferred Stock will be accepted for exchange;

•	tendered shares of Senior Preferred Stock will be promptly returned to holders; and

•	the Termination Exchange will occur.
     Alternatively, if we determine to waive an Exchange Offer condition, and CIG determines not to waive such condition:
•	the Exchange Offer will expire;

•	no shares of Senior Preferred Stock will be accepted for exchange;

•	tendered shares of Senior Preferred Stock will be promptly returned to holders; and

•	the Termination Exchange will not occur.
     The Exchange Offer conditions in paragraph (b) or (c) above cannot be waived and, if any such condition exists:
•	the Exchange Offer will expire;

•	no shares of Senior Preferred Stock will be accepted for exchange;

•	tendered shares of Senior Preferred Stock will be promptly returned to holders; and

•	the Termination Exchange will not occur.
     As previously disclosed, on June 13, 2007 and June 20, 2007 complaints were filed against us and seven of our directors in the Court of Chancery of the State of Delaware in and for New Castle County by groups of plaintiffs purporting to hold shares of 14 1/4% Preferred Stock and 9 3/4% Preferred Stock, respectively, seeking injunctive and other relief relating to the Exchange Offer. We presently intend to waive the condition described in (a) above with respect to this litigation and to close the Exchange Offer notwithstanding the existence or pendency of the litigation. If, at the expiration date of the Exchange Offer, the litigation were still pending and CIG were to agree to waive this condition, and no other conditions to the Exchange Offer existed or had not been waived, the Exchange Offer would close. If, however, the litigation were still pending and CIG determined not to waive this condition, the Exchange Offer would not close and the Termination Exchange would not occur.”
(iv) The second paragraph under the caption “Extension, Termination and Amendment” on page 87 of the Offer to Exchange is hereby amended and restated as follows:
     “Subject to the SEC’s applicable rules and regulations, we also reserve the right, at any time or from time to time, to:
•	with the prior written consent of CIG and NBCU, amend or make changes to the terms of the Exchange Offer including the conditions to the Exchange Offer;

•	delay our acceptance for exchange or our exchange of any Senior Preferred Stock pursuant to the Exchange Offer, regardless of whether we previously accepted Senior Preferred Stock for exchange, or to terminate the Exchange Offer and not accept for exchange or exchange any Senior Preferred Stock not previously accepted for exchange or exchanged, upon the determination that any of the conditions of the Exchange Offer or Consent Solicitation exist, as determined by us and CIG; and

•	waive any condition subject to certain exceptions described under “—Conditions of the Exchange Offer”.”
(v) The information under the caption “Other Exchanges” on pages 94-95 of the Offer to Exchange is hereby amended and restated as follows:
     “Exchange of 11% Series B Preferred Stock. Promptly following the closing of the Exchange Offer or immediately prior to the Termination Exchange, as applicable, NBC Palm Beach I will exchange with us all the remaining 11% Series B Preferred Stock it holds, including its right to all accrued and unpaid dividends thereon, for:
•	$31,070,000 aggregate stated liquidation preference of Series E-1 Convertible Preferred Stock;

•	NBCU Option II (as defined in “— Agreements and Additional Transactions Contemplated by the Master Transaction Agreement”); and

•	Series D Convertible Preferred Stock with an aggregate stated liquidation preference equal to $21,070,000 less than the aggregate stated liquidation preference of the 11% Series B Preferred Stock so exchanged.
     Exchange of Series F Non-Convertible Preferred Stock. Promptly following the closing of the Exchange Offer or immediately prior to the Termination Exchange, as applicable, CIG will exchange:
•	$95,584,689 aggregate stated liquidation preference of Series F Non-Convertible Preferred Stock (transferred by NBC Palm Beach I to CIG on the Commencement Date) with us for $95,584,689 aggregate stated liquidation preference of (a) Series A-2 Non-Convertible Preferred Stock or (b), if 50% or less of either series of Senior Preferred Stock tender in the Exchange Offer and, as a result, we do not receive the requisite approvals of the Proposed Amendments and Senior Issuance, Series C Non-Convertible Preferred Stock; and

•	$114,961,259 aggregate stated liquidation preference of Series F Non-Convertible Preferred Stock for $200,000,000 aggregate stated liquidation preference of Series E-2 Convertible Preferred Stock.

     Exchange of Series A-2 Non-Convertible Preferred Stock or Series C Non-Convertible Preferred Stock. Promptly following the Call Closing, CIG will be entitled to exchange the Series C Non-Convertible Preferred Stock or Series A-2 Non-Convertible Preferred Stock, as the case may be, received upon the exchange of the Series F Non-Convertible Preferred Stock described above, for Series C Convertible Preferred Stock with an equal aggregate stated liquidation preference. If the Call Closing does not occur before the deadline set forth in the Call Agreement or the FCC approval for CIG’s acquisition of the Call Shares is denied, NBC Palm Beach I will exchange its Series B Notes, if any, received in the Contingent Exchange or the Termination Exchange, as applicable, with CIG for an equal aggregate stated liquidation preference of Series A-2 Non-Convertible Preferred Stock or Series C Non-Convertible Preferred Stock, as the case may be. To the extent either of CIG or NBC Palm Beach I holds any Series A-2 Non-Convertible Preferred Stock or Series C Non-Convertible Preferred Stock after such exchange, it will be entitled to exchange with us any Series A-2 Non-Convertible Preferred Stock for an equal aggregate stated liquidation preference of Series A-3 Convertible Preferred Stock and any Series C Non-Convertible Preferred Stock for an equal aggregate stated liquidation preference of Series C Convertible Preferred Stock.
     CIG Option to Purchase 11% Series B Preferred Stock. If for any reason (other than as a result of CIG’s breach of its obligations in connection with the Exchange Offer) neither the closing of the Exchange Offer nor the Termination Exchange occurs, then (i) CIG shall transfer to NBCU $210 million aggregate stated liquidation preference of Series F Non-Convertible Preferred Stock and (ii) NBCU shall grant to CIG an option to purchase a number of shares of 11% Series B Preferred Stock having an aggregate stated liquidation preference equal to $150 million multiplied by a fraction, the numerator of which is the number of shares acquired in the Class A Common Stock Tender Offer and the denominator of which is the number of outstanding shares of Class A Common Stock on the Commencement Date, less (i) 6,122,544 Shares, (ii) any shares of Class A Common Stock held by the Paxson Stockholders and (iii) certain shares of Class A Common Stock issued after November 7, 2005 pursuant to stock-based compensation awards or upon conversion of convertible securities. The exercise price of the option will be equal to the number of shares of Class A Common Stock acquired in the Class A Common Stock Tender Offer multiplied by $1.46. CIG is entitled to pay the exercise price in either cash or shares of Class A Common Stock. If CIG elects to pay the exercise price in shares, NBCU is entitled to elect to receive shares of Class C Common Stock in lieu of shares of Class A Common Stock.”
(vi) The information under the caption “Waiver from Senior Lenders” on page 97 of the Offer to Exchange is hereby amended and restated as follows:
     “The Master Transaction Agreement provides that, if we have not entered into arrangements reasonably satisfactory to CIG providing for a third party to purchase any and all of our outstanding Senior Debt as to which the holders thereof elect to exercise any right they may have to require us to repurchase such Senior Debt as a result of the Transactions, we must use our reasonable best efforts to obtain a waiver of any such right from the holders of at least a majority in aggregate principal amount of each class of the Senior Debt outstanding at the time of the waiver. If the waiver is not obtained prior to the closing of the Exchange Offer or the closing of the Termination Exchange, the Transactions shall, prior to the Call Closing, be amended and restructured so that the NBCU Entities retain at least $250,000,000 aggregate liquidation preference of 11% Series B Preferred Stock until the waiver is obtained or no longer required.”
(vii) The second paragraph under the caption “Agreements and Additional Transactions Contemplated by the Master Transaction Agreement — New Stockholders’ Agreement” on page 98 of the Offer to Exchange is hereby amended and restated as follows:
“The New Stockholders’ Agreement also provides that, from and after the Effective Date, so long as either NBCU (together with its affiliates) or CIG (together with its affiliates) holds at least 25% of the voting power of ION, each such stockholder (an “Approval Stockholder”) is entitled to approve certain actions involving us, including, among other actions:
•	the adoption of any shareholder rights plan or other material agreement that would restrict or impede CIG and NBCU from acquiring shares of our stock;

•	entering into any agreement regarding the digital spectrum of any of our television stations, except for certain short-term agreements;

•	an action that would cause certain media assets to be attributable to CIG (or its affiliates) or NBCU (or its affiliates) under FCC regulations;

•	the adoption of our annual operating budget;

•	material amendments to the certificate of incorporation;

•	a sale of the primary operating assets of, or a FCC license of, any of our television stations serving a top 50 market;

•	certain material sales of assets, acquisitions and mergers or business combination transactions;

•	certain issuances, splits and reclassifications of our stock;

•	entering into material employment contracts;

•	entering into certain joint sales, joint services, time brokerage, local marketing or similar agreements;

•	increasing the size of the Board; and

•	a bankruptcy filing.”
(viii) The first paragraph under the caption “Description of Material United States Federal Income Tax Considerations” on page 163 of the Offer to Exchange is hereby deleted.
(ix) The second paragraph under the caption “Description of Material United States Federal Income Tax Considerations” on page 163 of the Offer to Exchange is hereby amended and restated as follows:
     “The following discussion sets forth the material U.S. federal income tax consequences of the Exchange Offer to holders of Senior Preferred Stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to participate in the Exchange Offer, nor any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is not intended to be applicable to all categories of investors, such as:
•	dealers in securities,

•	banks,

•	insurance companies,

•	Tax-exempt organizations,

•	persons that hold Senior Preferred Stock through an entity treated as a partnership for U.S. federal income tax purposes or as part of a straddle or conversion transaction, or

•	holders subject to the alternative minimum tax, which may be subject to special rules.”
(x) The first paragraph under the caption “Description of Material United States Federal Income Tax Considerations — Consequences of Ownership of Our Notes” on page 166 of the Offer to Exchange is hereby amended and restated as follows:
     “The following discussion is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of Series A Notes that participated in the Exchange Offer.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ION MEDIA NETWORKS, INC.
By:	/s/ Richard Garcia
	Name:	Richard Garcia
	Title:	Senior Vice President and Chief Financial Officer

Dated: July 2, 2007